FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of  July, 2003
                                           ----------

                            PROGEN INDUSTRIES LIMITED
                            -------------------------
                 (Translation of registrant's name into English)

               2806 IPSWICH ROAD, DARRA 4076, QUEENSLAND, AUSTRALIA
             ------------------------------------------------------
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X    Form 40-F
                                    ---             ---

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                Yes             No   X
                                    ---             ---

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Attached as Exhibit 1 is a copy of the Company's media release dated July 8, 2003 entitled "Progen Achieves Efficacy Endpoint in Phase II Multiple Myeloma Trial."


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Progen Industries Limited

Date: July 8, 2003                      By: /s/  Milton  McColl
      ------------                          --------------------------------
                                            Milton McColl, Company Secretary

                                  EXHIBIT INDEX

Exhibit Number                           Description
--------------                           -----------
Exhibit 1 Copy of the Company's media release dated July 8, 2003 entitled "Progen Achieves Efficacy Endpoint in Phase II Multiple Myeloma Trial"


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